Exhibit 99.1

NEWS RELEASE

LINN Energy, LinnCo and Berry Petroleum Company Amend Merger Agreement

Exchange Ratio Increased to 1.68; Transaction Valued at $4.9 Billion

HOUSTON and DENVER, November 4, 2013 – LINN Energy, LLC (NASDAQ: LINE), LinnCo, LLC (NASDAQ: LNCO) and Berry Petroleum Company (NYSE: BRY) (the “Companies”) announced today that the boards of directors of LINN Energy, LinnCo and Berry have unanimously approved an amended merger agreement. The Companies have executed an amendment to the existing merger agreement to provide for an increase in the exchange ratio that each outstanding share of Berry common stock would receive in the merger and an extension of the end date to January 31, 2014.

Transaction Terms

Under the amended terms of the agreement, LinnCo has agreed to increase the number of common shares it is issuing to 1.68 common shares, from 1.25 common shares, for each common share of Berry outstanding prior to the merger for total consideration of approximately $4.9 billion, including the assumption of debt. The transaction, which is structured as a stock-for-stock merger of Berry with LinnCo followed by the acquisition of the Berry assets by LINN Energy, is expected to be tax-free to Berry shareholders. The proposed merger will create one of the largest independent oil and natural gas companies in North America with pro forma production of more than 1 Bcfe per day and proved reserves of approximately 6.6 Tcfe (54 percent liquids).

In a joint statement, Mark E. Ellis, Chairman, President and Chief Executive Officer, LINN Energy, and Robert F. Heinemann, President and Chief Executive Officer, Berry Petroleum Company, said, “The boards and management teams of LINN and Berry remain committed to completing this merger. We continue to believe that, upon completion, this transaction will create tremendous value for LINN Energy, LinnCo and Berry investors.”

Mr. Ellis continued, “Since initially engaging with Berry, their operations have consistently outperformed expectations, which is evidenced by their recent third quarter 2013 results. We have great respect for the Berry employees and look forward to welcoming them to the LINN Energy team.”

Berry Petroleum Company Highlights

•	Berry’s long-life, low-decline, mature assets are an excellent fit for an MLP/LLC;

•
Meaningful growth to LINN’s portfolio with increased geographic presence in California, the Permian Basin, East Texas, and the Rockies, as well as the addition of an attractive new core area in the Uinta Basin;

•	Production of approximately 250 MMcfe/d, increasing LINN’s current production by 30 percent;

•
Berry’s reserves are approximately 75% percent oil, which results in a meaningful increase in liquids exposure to 54 percent from 47 percent of proved reserves, as of December 31, 2012 pro forma for recent acquisitions and divestitures;

•	Proved reserves of approximately 1.65 Tcfe, increasing LINN’s estimated proved reserves by 33 percent;

•	LINN has identified additional probable and possible reserves at Berry of approximately 3.8 Tcfe;

•	Approximately 2,850 producing wells and more than 200,000 net acres; and

•	Potential for production optimization and cost savings.

Financial Highlights of the Transaction

•	The transaction is expected to be accretive to LINN’s cash available for distribution;
•	All stock consideration and greatly increased size are expected to result in significantly improved debt metrics for LINN; and

•
As part of the transaction, Berry will be converted into a limited liability company and then it will be contributed to LINN in exchange for LINN units. This arrangement allows LINN to own Berry’s assets in a pass-through entity without any immediate payment of tax.

Timing

As part of the agreement, the Companies have agreed to extend the date after which any party may terminate the pending merger agreement to January 31, 2014, from October 31, 2013. The Companies have set a new record date of November 14, 2013, and anticipate scheduling a meeting for the middle of December for LINN Energy, LinnCo and Berry and their respective unitholders and shareholders to vote on the proposed transaction. Amendment No. 7 to the Joint Registration Statement on Form S-4 containing the new transaction terms is anticipated to be filed on Tuesday, November 5, 2013. Further details about the amended merger agreement will be contained in a Current Report on Form 8-K to be filed by each company today with the Securities and Exchange Commission.

LinnCo Estimated Taxes

The board of directors for each of LINN Energy and LinnCo reconvened their independent committees to evaluate any potential conflicts that may arise between LINN Energy and LinnCo, as a result of the amendment to the merger agreement. The committees estimate that, due to the significant shield provided by LINN to LinnCo, LinnCo’s cash tax liability will be approximately $0.00, $0.01 and $0.07 per share for 2013, 2014 and 2015, respectively. LINN’s management and board will continue to evaluate the need for any additional payments from LINN Energy to LinnCo should taxes be higher than expected.

Senior Notes

LINN Energy expects that the completion of this transaction will trigger change of control provisions in the indentures governing Berry’s existing senior notes. These change of control provisions entitle holders of the notes to receive 101 percent of par for the notes plus accrued and unpaid interest from a change of control offer related to each series of notes. LINN Energy expects any of Berry’s notes not tendered pursuant to the change of control offers to remain outstanding following the transaction, subject to any opportunistic refinancing of such notes it may pursue in the future based on market conditions.

Conference Call and Webcast

LINN Energy has rescheduled its previously announced conference call to Tuesday, November 5, 2013, at 10 a.m. Central (11 a.m. Eastern) to discuss the Berry merger and the Company’s third quarter 2013 operational and financial results. The Company will issue a press release announcing additional details regarding the call on Monday, November 4, 2013.

Advisors

Citigroup Global Market Inc. acted as exclusive financial advisor to LinnCo, and provided a fairness opinion to the LinnCo board of directors; Latham & Watkins LLP acted as legal advisor to LINN Energy and LinnCo. Greenhill & Co., LLC provided a fairness opinion to the conflicts committee of the LINN Energy board of directors; Akin Gump Strauss Hauer & Feld LLP acted as legal advisor to the conflicts committee of the LINN Energy board of directors. Evercore Partners provided a fairness opinion to the conflicts committee of the LinnCo board of directors; Locke Lord LLP acted as legal advisor to the conflicts committee of the LinnCo board of directors. Credit Suisse Securities (USA) LLC acted as exclusive financial advisor to Berry Petroleum Company and provided a fairness opinion to the Berry Petroleum Company board of directors. Wachtell, Lipton, Rosen & Katz acted as legal advisor to Berry Petroleum Company.

About LINN Energy

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN Energy is a top-15 U.S. independent oil and natural gas development company, with approximately 4.8 Tcfe of proved reserves in producing U.S. basins as of December 31, 2012. More information about LINN Energy is available at www.linnenergy.com.

About LinnCo

LinnCo was created to enhance LINN Energy’s ability to raise additional equity capital to execute on its acquisition and growth strategy. LinnCo is a Delaware limited liability company that has elected to be taxed as a corporation for United States federal income tax purposes, and accordingly its shareholders will receive a Form 1099 in respect of any dividends paid by LinnCo. More information about LinnCo is available at www.linnco.com.

About Berry Petroleum Company

Berry Petroleum Company is a publicly traded independent oil and natural gas production and exploitation company with operations in California, Texas, Utah, and Colorado. The company uses its website as a channel of distribution of material company information. Financial and other material information regarding the company is routinely posted on and accessible at http://www.bry.com.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (303) 999-4071 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s and LinnCo’s respective directors and executive officers is available in the Registration Statement on Form S-4 related to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012 dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

CONTACT:	LINN Energy, LLC and LinnCo, LLC

Investors & Media:

Clay Jeansonne, Vice President, Investor and Public Relations

281-840-4193

Berry Petroleum Company

Investors & Media:

Zach Dailey, Director, Investor Relations

303-999-4071